UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July 2024	Commission File Number: 001-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Addition of Co-Obligor to 6.100% Senior Notes due 2055

On July 19, 2024, Fairfax Financial Holdings Limited (the “Corporation”) added Allied World Assurance Company Holdings, Ltd, an exempted company limited by shares incorporated under the laws of Bermuda (“AWAC”), as a co-obligor of the Corporation’s outstanding series of 6.100% senior notes due 2055 (CUSIP / ISIN Nos. 303901 BQ4 / US303901BQ49 (Rule 144A) and C33461 AK7 / USC33461AK75 (Regulation S)) (the “2055 Notes”), of which $600 million aggregate principal amount was issued on June 24, 2024. AWAC is the Corporation’s majority-owned Bermuda-based holding company that, through its subsidiaries, provides global property, casualty and specialty insurance and reinsurance.

The addition of AWAC as a co-obligor was effected by entry into a fourth supplemental indenture (the “Fourth Supplemental Indenture”) by and among the Corporation, AWAC, The Bank of New York Mellon (“BNYM”), as U.S. Trustee, and BNY Trust Company of Canada (“BNY Canada”), as Canadian Trustee, to the indenture dated as of December 1, 1993, among the Corporation, BNYM (as successor U.S. Trustee) and BNY Canada (as successor Canadian Trustee) (as supplemented by the first supplemental indenture dated as of May 9, 2011, the third supplemental indenture dated as of February 26, 2021 and the Fourth Supplemental Indenture, the “Indenture”). Pursuant to the Fourth Supplemental Indenture, the Corporation will remain a co-obligor with AWAC under the 2055 Notes and the Corporation will not be relieved of any of its obligations or covenants under the Indenture or the 2055 Notes, except to the extent performance or payment is made by AWAC with respect to an obligation of the Corporation under the Indenture or the 2055 Notes, in which case such performance or payment shall be in full satisfaction of such obligation of the Corporation under the Indenture or the 2055 Notes, as applicable.

The Fourth Supplemental Indenture provides for the payment of additional amounts by AWAC in the event of changes in law resulting in Bermuda withholding taxes, as well as a corresponding option of AWAC to redeem the 2055 Notes in the event such additional amounts become payable.

A copy of the Fourth Supplemental Indenture is filed as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Fourth Supplemental Indenture, dated as of July 19, 2024, among Fairfax Financial Holdings Limited, Allied World Assurance Company Holdings, Ltd, The Bank of New York Mellon and BNY Trust Company of Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: July 19, 2024	By:	/s/ Derek Bulas
		Name:	Derek Bulas
		Title:	Vice President, Chief Legal Officer and Corporate Secretary